March 21, 2023

VIA EDGAR

Michael Rosenberg

Megan Miller

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Pre-Effective Amendment to Registration Statement on Form N-2 for Eaton Vance Senior Floating-Rate Trust (the “Fund”) (File Nos.: 333-266343; 811-21411)

Dear Mr. Rosenberg and Ms. Miller:

This letter responds to comment(s) you provided to the undersigned via telephone on March 7, 2023, on the Fund’s Pre-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2 filed on March 2, 2023 (Accession No. 0000940394-23-000428) with respect to the proposed offering by the Fund of additional shares of common stock, par value $0.01 per share (the “Common Shares”), on a continuous or delayed basis in reliance on Rule 415 under the 1933 Act (the “Shelf Registration Statement”).

We have reproduced the comment(s) below and immediately thereafter provided the Fund’s response. Responses will be reflected in the definitive filing to the Fund’s Shelf Registration Statement. The Registrant seeks effectiveness of the filing no later than March 23, 2023 or as soon as possible thereafter. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Shelf Registration Statement.

  Comment: Pursuant to Item 1. 1. j of Form N-2, which requires a cross-reference to the prospectus discussion of any factors that make the offering speculative or one of high risk, please disclosure the following regarding Senior Loans:

a. Senior Loans may experience lack of trading market, restrictions on resale, irregular trading activity, wide bid/ask spreads and extended trade settlement periods which may impair the Fund’s ability to sell Senior Loans with in its desired time frame or at a specified price and its ability to accurately value existing and prospective investments

b. Loans with fewer covenants that restrict activities of the borrower (“covenant lite” loans) may provide the borrower with more flexibility to take actions that may be detrimental to the loan holders and provide fewer investor protections in the event of such actions or if covenants are breached.

Response:  On p. 1 of the Fund Prospectus, the Fund will revise the disclosure as follows (additions in underline):

Investing in shares involves certain risks, including that no active trading market may exist for certain loans, which may impair the ability of the Trust to realize full value in the event of the need to sell a loan and which may make it difficult to value the loan. To the extent that a secondary market does exist for certain loans, the market may be subject to irregular trading activity, wide bid/ask spreads, extended trade settlement periods and contractual restrictions that must be satisfied before a loan may be bought or sold. In addition, loans with fewer covenants that restrict activities of the borrower (“covenant lite” loans) may provide the borrower with more flexibility to take actions that may be detrimental to the loan holders and provide fewer investor protections in the event of such actions or if covenants are breached. The Trust will, also, invest substantial portions of its assets in below investment grade quality securities with predominantly speculative characteristics, commonly known as “junk”. See “Investment Objectives, Policies and Risks” beginning at page 23.

  Comment: Please confirm the interest rate used to calculate the interest expense on the fee table is appropriate.

Response: The Fund respectfully notes that, consistent with Instruction 8 to Item 4 for Form N-2, the current disclosure reflects the “interest paid in connection with outstanding” borrowings (emphasis added).  In light of the unpredictability of future market interest rates, the Fund believes that populating the fee table based on actual interest payments during the most recent reporting period, as contemplated by Form N-2, is reasonable.  In response to the Staff’s comment, however, the Fund will seek to further clarify the above-referenced disclosure by adding the following footnote to the “interest payments on borrowed funds” line item of its fee and expense table:

“Interest payments on borrowed funds reflects the actual amount of interest expense paid by the fund for the period ending October 31, 2022.  The Fund is subject to a floating interest rate and, therefore, the actual amount of interest expense borne by the Fund will vary over time in accordance with the level of the Fund’s use of borrowings, variations in market interest rates and/or the Fund’s borrowings outstanding.   If the Fund were to incur higher levels of borrowing or pay higher interest rates, interest payments on borrowed funds as a percentage of net assets would be higher.”

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8655 or jlee@eatonvance.com.

Sincerely,

/s/ Jeanmarie Valle Lee

Jeanmarie Valle Lee, Esq.

Vice President